Exhibit 99.1

Corporación América Airports S.A. Reports March 2020 Passenger Traffic

Total passenger traffic down 98.3% driven by declines in all countries of operations as a result of the COVID-19 pandemic and travel restrictions worldwide

LUXEMBOURG--(BUSINESS WIRE)--May 14, 2020--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today a 98.3% decline year-over-year passenger traffic in April 2020.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights
Statistics	Apr'20(2)	Apr'19(1)(2)	% Var.	YTD'20(1)(2)	YTD'19(1)(2)	% Var.
Domestic Passengers (thousands)	67	3,734	-98.2%	9,927	15,279	-35.0%
International Passengers (thousands)	29	2,306	-98.7%	5,376	9,060	-40.7%
Transit Passengers (thousands)	17	622	-97.3%	1,920	2,894	-33.7%
Total Passengers (thousands)	112	6,661	-98.3%	17,223	27,233	-36.8%
Cargo Volume (thousand tons)	16.1	36.7	-56.2%	99.3	141.5	-29.8%
Total Aircraft Movements (thousands)	6.7	68.5	-90.2%	185.3	281.2	-34.1%
(1)

Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for 2019 as well as January 2020 were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)

Preliminary data on 750 flights in August, 873 flights in September, 547 in October, 423 in November, 280 in December 2019, 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

Passenger Traffic Overview

Total passenger traffic in April 2020 dropped 98.3% YoY, primarily reflecting continued travel restrictions imposed by governments, aiming to contain the spread of the COVID-19 pandemic. International traffic declined by 98.7% YoY, while domestic traffic dropped 98.2% YoY.

In Argentina, total passenger traffic decreased 99.3% YoY, as a result of prolonged measures implemented mid-March by the Government restricting both international and domestic flights to contain the breakout. International passenger traffic declined 98.5% with minimum levels due to repatriation flights, while domestic passenger traffic dropped 99.7% YoY.

In Italy, passenger traffic declined 99.9% YoY, with traffic at Florence airport down 100% YoY due to the temporary halt of operations from March 14 to May 4, 2020 as per government regulations, while passenger traffic at Pisa Airport was down 99.9% YoY.

In Brazil, total passenger traffic dropped 96.2% YoY, driven by decreases of 95.5% in domestic passenger traffic and 99.4% in international traffic. Passenger traffic declined 98.5% YoY in Uruguay, 97.5% in Armenia and 98.6% in Ecuador.

Cargo Volume and Aircraft Movements

Cargo volume decreased 56.2% on April 2020, mainly due to declines of 54.2% in Argentina, 87.7% in Brazil, 76.8% in Ecuador and 70.0% in Armenia; partially offset by a 60.6% increase in Uruguay, as a result of extraordinarily high seed exports.

Aircraft movements declined 90.2% YoY in April 2020, driven by decreases across all segments due to travel restrictions: 92.1% in Argentina, 85.5% in Brazil, 96.8% in Italy, 87.7% in Ecuador, 84.9% in Uruguay, 87.0% in Armenia and 83.0% in Peru.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements
	Apr'20(2)	Apr'19(1)(2)	% Var.	YTD'20(2)	YTD'19(1)(2)	% Var.
Passenger Traffic (thousands)
Argentina	25	3,391	-99.3%	8,919	14,494	-38.5%
Italy	1	736	-99.9%	1,004	2,156	-53.4%
Brazil	56	1,474	-96.2%	4,421	6,443	-31.4%
Uruguay	3	176	-98.5%	529	818	-35.3%
Ecuador	5	392	-98.6%	986	1,497	-34.2%
Armenia	5	217	-97.5%	560	796	-29.7%
Peru	18	275	-93.5%	804	1,028	-21.8%
TOTAL	112	6,661	-98.3%	17,223	27,233	-36.8%

(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table.
Cargo Volume (tons)
Argentina	8,626	18,825	-54.2%	54,172	74,881	-27.7%
Italy	945	1,285	-26.5%	4,157	4,365	-4.8%
Brazil	1,065	8,639	-87.7%	16,755	32,163	-47.9%
Uruguay	4,090	2,547	60.6%	10,392	8,642	20.2%
Ecuador	770	3,316	-76.8%	7,904	14,629	-46.0%
Armenia	511	1,704	-70.0%	4,842	5,262	-8.0%
Peru	52	389	-86.5%	1,103	1,579	-30.1%
TOTAL	16,059	36,704	-56.2%	99,325	141,522	-29.8%
Aircraft Movements
Argentina	2,791	35,553	-92.1%	96,561	151,443	-36.2%
Italy	223	6,864	-96.8%	11,530	21,016	-45.1%
Brazil	1,840	12,714	-85.5%	38,504	53,465	-28.0%
Uruguay	359	2,375	-84.9%	8,044	11,712	-31.3%
Ecuador	839	6,834	-87.7%	18,039	27,470	-34.3%
Armenia	226	1,744	-87.0%	5,697	7,070	-19.4%
Peru	406	2,383	-83.0%	6,903	9,029	-23.5%
TOTAL	6,684	68,467	-90.2%	185,278	281,205	-34.1%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 84.2 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Gimena Albanesi
Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411